UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Crosstex Energy, Inc.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

22765Y 10 4
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(CUSIP Number)

with a copy to:

David C. Kuehl
c/o Lubar & Co., Incorporated
700 North Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000

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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 31, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person Sheldon B. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

NUMBER OF	7.	Sole Voting Power 16,085 (See Item 5)
SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	Shared Voting Power 2,460,087 (See Item 5)
PERSON WITH	9.	Sole Dispositive Power 16,085 (See Item 5)
	10.	Shared Dispositive Power 2,460,087 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,476,172 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.3% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person David J. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

NUMBER OF	7.	Sole Voting Power 0 (See Item 5)
SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	Shared Voting Power 2,460,087 (See Item 5)
PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 2,460,087 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,460,087 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.3% (See Item 5)
14.	Type of Reporting Person IN

Explanatory Note:

This Amendment No. 1 amends and supplements the Schedule 13D filed on January 22, 2009 by Sheldon B. Lubar and David J. Lubar (the "Schedule 13D"), and it is being filed solely to correct an error made in the Schedule 13D, which was that 6,666 shares of Issuer Common Stock owned by Lubar Nominees were reported as owned by Sheldon B. Lubar.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms used but not otherwise defined in this document have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

As of December 31, 2008, the Issuer has issued to Sheldon B. Lubar 1,085 shares of restricted stock that vest in May 2009 and options to purchase 15,000 shares of Issuer Common Stock which are exercisable as of the date hereof.

As of December 31, 2008, Lubar Nominees, a Wisconsin general partnership, holds 1,991,877 shares of Issuer Common Stock.  Such shares were purchased from the Issuer or from shareholders of the Issuer, for cash from the personal funds of Lubar Nominees' general partners.  The Reporting Persons are general partners of Lubar Nominees, and as a result the Reporting Persons may be deemed to beneficially own the shares of Issuer Common Stock held by Lubar Nominees.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees except to the extent of his pecuniary interest therein.

As of December 31, 2008, Lubar Equity Fund, LLC ("LEF"), a Wisconsin limited liability company, had purchased 468,210 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash from the working capital of LEF.  The Reporting Persons are the directors and officers of Lubar & Co., Incorporated, the manager of LEF, and as a result may be deemed to beneficially own the shares of Issuer Common Stock held by LEF.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by LEF except to the extent of his pecuniary interest therein.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule D is deleted and replaced with the following:

Sheldon B. Lubar beneficially owns 16,085 shares of Issuer Common Stock with sole voting and dispositive power, and he beneficially owns 2,460,087 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,991,877 shares held by Lubar Nominees and 468,210 shares held by LEF.  In the aggregate, Sheldon B. Lubar beneficially owns 2,476,172 shares of Issuer Common Stock, representing 5.3% of the outstanding shares of Issuer Common Stock (based on 46,310,864 shares of Issuer Common Stock outstanding on October 31, 2008, as disclosed by the Issuer in its Form 10-Q filed with the Securities andExchange Commission on November 10, 2008).  The shares beneficially owned by Sheldon B. Lubar include 15,000 shares subject to stock options that are currently exercisable.

David J. Lubar beneficially owns 2,460,087 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,991,877 shares held by Lubar Nominees and 468,210 shares held by LEF, representing 5.3% of the outstanding shares of Issuer Common Stock (based on 46,310,864 shares of Issuer Common Stock outstanding on October  31, 2008, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008).

Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees or LEF except to the extent of his pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 24th, 2009.

/s/ Sheldon B. Lubar Sheldon B. Lubar

/s/ David J. Lubar David J. Lubar